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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ------------------------

                                   SCHEDULE TO
                                  (Rule 13e-4)
            Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934

                             ------------------------

                                 INFOSPACE, INC.
         (Name of Subject Company (Issuer) and Filing Person (Offeror))

                             ------------------------

      Options to Purchase Common Stock, Par Value $0.0001 Per Share, Having
                  an Exercise Price of $3.00 or More Per Share
                         (Title of Class of Securities)

                             ------------------------

                                   45678T 10 2
                      (CUSIP Number of Class of Securities)
                            (Underlying Common Stock)

                             ------------------------

                               John M. Hall, Esq.
                    Senior Vice President and General Counsel
                                 InfoSpace, Inc.
                      601 108/th/ Avenue, N.E., Suite 1200
                           Bellevue, Washington 98004
                                 (425) 201-6100
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

                             ------------------------

                                   Copies to:

                             Jeffrey D. Saper, Esq.
                               Jack Helfand, Esq.
                        Wilson Sonsini Goodrich & Rosati
                            Professional Corporation
                               650 Page Mill Road
                           Palo Alto, California 94304
                                 (650) 493-9300


                            CALCULATION OF FILING FEE
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   Transaction Valuation*                  Amount of Filing Fee

--------------------------------------------------------------------------------
        Not applicable                         Not applicable
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*   No filing fee is required because this filing contains only preliminary communications made before the commencement of a tender offer.

[_] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

       Amount Previously Paid: Not applicable.     Filing party: Not applicable.
       Form or Registration No.: Not applicable.   Date filed: Not applicable.


[_] Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer. Check the appropriate boxes below to designate any transactions to which the statement relates:
    [_] third party tender offer subject to Rule 14d-1.
    [X] issuer tender offer subject to Rule 13e-4.
    [_] going-private transaction subject to Rule 13e-3.
    [_] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. [_]

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

THE FOLLOWING WAS ORALLY PRESENTED (TOGETHER WITH THE ATTACHED POWERPOINT SLIDE DESCRIBING THE BASIC TERMS OF A PROPOSED OFFER) TO EMPLOYEES OF INFOSPACE, INC. AT A COMPANY MEETING ON OCTOBER 24, 2001, BY EDMUND O. BELSHEIM, INFOSPACE PRESIDENT AND CHIEF EXECUTIVE OFFICER. THE FOLLOWING IS PROVIDED TO EMPLOYEES OF INFOSPACE FOR INFORMATIONAL PURPOSES ONLY AND DOES NOT CONSTITUTE AN OFFER TO HOLDERS OF OPTIONS TO PURCHASE OR EXCHANGE INFOSPACE COMMON STOCK. NO ACTION IS REQUIRED ON YOUR PART AT THIS TIME.

I am pleased to announce that we are considering a plan to offer certain employees that hold outstanding stock options issued as part of the February 6, 2001 special option grant program or to employees hired after February 6, 2001 and having an exercise price of $3.00 or more per share, the opportunity to exchange their Eligible Options for shares of restricted common stock. As a company, we are committed to employee ownership because it helps us attract and retain the best and brightest employees. Participation by each eligible employee will be voluntary.

We anticipate that the main features of the exchange program will include the following:

     . United States employees of the Company or one of its U.S. subsidiaries will be eligible to participate. Additional eligibility criteria will be set forth at a later date.


     . Outstanding stock options issued as part of the February 6, 2001 special option grant program or to employees hired after February 6, 2001 and having an exercise price of $3.00 or more per share will be "Eligible Options" that may be exchanged for Restricted Stock in the exchange offer.

     . Eligible Employees will have the opportunity to exchange Eligible Options and receive one (1) share of Restricted Stock for every four
          (4) shares subject to the Eligible Options. Any and all of the unexercised Eligible Options must be exchanged in full. That is, no partial exchanges will be permitted.

     . Participating employees also will be required to surrender, in addition to the Eligible Options, all of their outstanding unexercised options to purchase InfoSpace common stock and Saraide common stock having an exercise price of $3.00 or more per share regardless of when granted or whether vested or unvested. No restricted stock will be granted in exchange for these Special Options.

     . The shares of Restricted Stock granted in exchange for Eligible Options (whether vested or unvested) are expected to vest in equal amounts on a quarterly basis over a two-year period.

     . The Restricted Stock will in all other respects be subject to the terms and conditions of the Company's 2001 Nonstatutory Stock Option Plan under which it is to be granted and the restricted stock agreement to be executed by the Eligible Employee and the Company.

InfoSpace has not yet commenced the exchange offer that I have just described. InfoSpace currently plans to commence the offer and make appropriate filings with the SEC in the near future. The information provided to you today is for informational purposes only and does not constitute an offer to holders of options to purchase or exchange InfoSpace common stock. No action is required on your part at this time.

Eligible employees will be provided with additional information, including an Offer to Exchange, that describe the terms and conditions of the offer. InfoSpace will file with the Securities and Exchange Commission a Schedule TO and related exhibits, including the Offer to Exchange, Election Form and other related documents. You are strongly encouraged and advised to read the Offer to Exchange, Election Form and other related documents, when these documents become available because they will contain important information about the offer. These documents will be provided at no cost to you. We also strongly encourage Eligible Employees to consult their own tax and financial advisors before making any decision about the program. At this time, InfoSpace has not authorized any person to disseminate information about the potential offer and you should not rely on any such information. InfoSpace reserves the right not to proceed with the potential offer described above.

Basic Terms of Exchange Offer: Example

                                                                                   Post-
                                                    Pre-Exchange                 Exchange
                      Grant        Strike           Outstanding     Exchange   Outstanding
                      Dates        Price              Options         Shares     Options
Employee A:

                    7/24/1998   $    1.0000         10,000                        10,000 *
                    4/17/2000   $   45.4375          5,000
                    9/18/2000   $   35.1250          2,500
                     2/6/2001   $    3.6563          6,000           1,500
                                                  ---------      ---------    ----------
                                                    23,500           1,500        10,000

Employee B:

                    1/31/2000   $   70.0625         10,000
                     2/6/2001   $    3.6563         12,000           3,000
                                                  ---------      ---------    ----------
                                                    22,000           3,000             0

   *The options with the strike price of $1.00 are not eligible for the exchange.

THIS INFORMATION IS BEING PROVIDED TO EMPLOYEES OF INFOSPACE FOR INFORMATIONAL PURPOSES ONLY AND DOES NOT CONSTITUTE AN OFFER TO HOLDERS OF OPTIONS TO PURCHASE OR EXCHANGE INFOSPACE COMMON STOCK. NO ACTION IS REQUIRED ON YOUR PART AT THIS TIME.

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